UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                                  MAPICS, INC.

                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    564910107
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 14, 2004
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

564941107                                                          Page  2 of 12

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,743,500
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,743,500
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,743,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

564941107                                                          Page  3 of 12

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 32, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,743,500
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,743,500
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,743,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

564941107                                                          Page  4 of 12

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners 21, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,743,500
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,743,500
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,743,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

564941107                                                          Page  5 of 12

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1)       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6)       CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      -0-
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                       2,743,500
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        2,743,500
--------------------------------------------------------------------------------
11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,743,500
--------------------------------------------------------------------------------
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  11.1%
--------------------------------------------------------------------------------
14)      TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

564941107                                                          Page  6 of 12


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 3 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated October 6, 1995, as amended by Amendment No. 1 thereto, dated December 13, 1995, and as amended by Amendment No. 2 thereto, dated July 29, 1996, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MAPICS, Inc., a Georgia corporation (the "Company"). The address of the principal executive office of the Company is 1000 Windward Concourse Parkway, Suite 100, Alpharetta, Georgia 30005.

ITEM 2.  IDENTITY AND BACKGROUND.

ITEM 2 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 32, L.P., a Delaware limited partnership ("GAP 32"), General Atlantic Partners 21, L.P., a Delaware limited partnership ("GAP 21") and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with GAP, GAP 32 and GAP 21, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

The general partner of each of GAP 32 and GAP 21 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter L.S. Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, Marc F. McMorris, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Philip P. Trahanas, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). The GAP Managing Members (other than Messrs. Esser, McMorris and Trahanas) are also the general partners of GAPCO. The business address of each of the GAP Managing Members (other than Messrs. Esser, Currie, Kelly, Lansing, Tinsley, Wendelstadt and Wong) is 3 Pickwick Plaza, Greenwich, Connecticut 06830. The business address of Mr. Esser is Koenigsallee 62, 40212 Duesseldorf, Germany. The business address of Mr. Wendelstadt is 83 Pall Mall, Sixth Floor, London SW1Y 5ES, United Kingdom. The business address of Messrs. Currie, Kelly and Lansing is 228 Hamilton Avenue, Palo Alto, California 94301. The business address of Mr. Tinsley is 11600 Sunrise Valley Drive, Reston, Virginia 20191. The business address of Mr. Wong is 24 Raffles Place, 29-04 Clifford Center, Singapore 04862. Messrs. Esser, Kern and Wendelstadt are citizens of Germany; Mr. Engstrom is a citizen of Sweden; and Mr. Wong is a citizen of Singapore. The present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members, other than Messrs. Engstrom, Esser, Kern, Wendelstadt and Wong, is a citizen of the United States.

None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

UNCHANGED

ITEM 4.  PURPOSE OF TRANSACTION.

UNCHANGED

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5 IS HEREBY AMENDED AND RESTATED IN ITS ENTIRETY AS FOLLOWS:

(a) As of January 14, 2004, (i) GAP, GAP 32, GAP 21 and GAPCO each own of record no shares of Common Stock, 357,798 shares of Common Stock, 729,761 shares of Common Stock and 155,951 shares of Common Stock, respectively, 0.0%, 1.5%, 3.1% and 0.7%, respectively, of the Company's issued and outstanding shares of Common Stock, (ii) GAP, GAP 32, GAP 21 and GAPCO each own of record no shares of Series D Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series D Preferred Stock"), no shares of Series D Preferred Stock, 88,029 shares of Series D Preferred Stock and 11,971 shares of Series D Preferred Stock, respectively, 0.0%, 0.0%, 88.0% and 12.0%, respectively, of the Company's issued and outstanding shares of Series D Preferred Stock and (iii) GAP, GAP 32, GAP 21 and GAPCO each own of record no shares of

564941107                                                          Page  7 of 12


Series E Convertible Preferred Stock, par value $1.00 per share, of the Company (the "Series E Preferred Stock"), 43,159 shares of Series E Preferred Stock, no shares of Series E Preferred Stock and 6,840 shares of Series E Preferred Stock, respectively, 0.0%, 86.3%, 0.0% and 13.7%, respectively, of the Company's issued and outstanding shares of Series E Preferred Stock. Each share of Series D Preferred Stock is convertible into ten shares of Common Stock and each share of Series E Preferred Stock is convertible into ten shares of Common Stock.

By virtue of the fact that the GAP Managing Members (other than Messrs. Esser, McMorris and Trahanas) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO, and that GAP is the general partner of GAP 32 and GAP 21, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, the shares of Series D Preferred Stock and the shares of Series E Preferred Stock which each owns of record. Accordingly, as of January 14, 2004, each of the Reporting Persons may be deemed to own beneficially an aggregate of 2,743,500 shares of Common Stock or 11.1% of the Company's issued and outstanding shares of Common Stock (assuming the conversion of the shares of Series D Preferred Stock and the shares of Series E Preferred Stock).

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 1,243,510 shares of Common Stock, the 100,000 shares of Series D Preferred Stock and the 49,999 shares of Series E Preferred Stock that may be deemed to be owned beneficially by each of them.

(c) On January 7, 2004 through January 14, 2004, GAP 32, GAP 21 and GAPCO sold on the open market the following number of shares of Common Stock for the aggregate proceeds listed below, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of December 1, 2003:

     DATE                  SELLER       SHARES SOLD     PRICE PER SHARE
     ----                  ------       -----------     ---------------

January 7, 2004            GAP 32       28,773             $13.7252

January 8, 2004            GAP 32       12,372             $13.6311

January 9, 2004            GAP 32       6,042              $13.5556

January 12, 2004           GAP 32       7,193              $13.4768

January 13, 2004           GAP 32        719               $13.4597

January 14, 2004           GAP 32       18,703             $13.411

January 7, 2004            GAP 21       58,686             $13.7252

January 8, 2004            GAP 21       25,235             $13.6311

January 9, 2004            GAP 21       12,324             $13.5556

January 12, 2004           GAP 21       14,672             $13.4768

January 13, 2004           GAP 21       1,467              $13.4597

January 14, 2004           GAP 21       38,145             $13.411

January 7, 2004            GAPCO        12,541             $13.7252

January 8, 2004            GAPCO        5,393              $13.6311

January 9, 2004            GAPCO        2,634              $13.5556

January 12, 2004           GAPCO        3,135              $13.4768

January 13, 2004           GAPCO         314               $13.4597

January 14, 2004           GAPCO        8,152              $13.411


(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)      Not applicable.

564941107                                                          Page  8 of 12

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

UNCHANGED


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.


                  Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                  Exhibit 2: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAP.

                  Exhibit 3: Power of Attorney dated January 4, 2004, appointing Thomas J. Murphy Attorney-In-Fact for GAPCO.

564941107                                                          Page  9 of 12


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 15,  2004

                                   GENERAL ATLANTIC PARTNERS, LLC


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 32, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GENERAL ATLANTIC PARTNERS 21, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact


                                   GAP COINVESTMENT PARTNERS, L.P.


                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-In-Fact